FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
[FEE REQUIRED]

For the fiscal year ended December 31, 1996
                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
       [NO FEE REQUIRED]

For the transition period from .....to......

Commission Title Number 0-9831


                       LIZ CLAIBORNE SAVINGS PLAN
                         (FULL TITLE OF PLAN)










                          LIZ CLAIBORNE, INC.
               (NAME OF ISSUER OF THE SECURITIES HELD
                         PURSUANT TO THE PLAN)




                            1441 BROADWAY
                       NEW YORK, NEW YORK 10018
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                         FINANCIAL STATEMENTS AND EXHIBITS


Financial Statements

See Index to Financial Statements and Schedule at page F-1 and the accompanying Financial Statements.

Exhibits

10(a) Liz Claiborne Savings Plan ("Savings Plan"), as amended and restated, is incorporated herein by reference from Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1989.

10(b)Amendment Nos. 1 and 2 to the Savings Plan are incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 1992.

10(c)Amendment Nos. 3 and 4 to the Savings Plan are incorporated herein by reference from Exhibit 10(g)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1993.

10(d)Amendment No. 5 to the Savings Plan is incorporated herein by reference from Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

10(e)Amendment No. 6 to the Savings Plan, is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 (the "1996 Annual Report").

10(f)Amendment No. 7 to the Savings Plan is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 1996 Annual Report.

10(g)        Trust  Agreement  dated as of July 1, 1994  between the Company and  IDS Trust Company (the "Trust") related to the Plan is
             incorporated   herein  by  reference  from  Exhibit  10(b)  to  the
             Company's Quarterly Report on Form 10-Q for the period ended July 2, 1994.

24           Consent of Independent Public Accountants

                                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                                     LIZ CLAIBORNE SAVINGS PLAN
                                                           (Name of Plan)





                                                By /s/ Samuel M. Miller
                                                       Samuel M. Miller
                                                       Member of Administrative
June 27, 1997                                          Committee

                                            LIZ CLAIBORNE SAVINGS PLAN

                                    INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                                                    Page
                                                                                                   Number
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                 F-2


FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Plan Participants
    as of December 31, 1996 and 1995                                                              F-3 to F-4

  Statements of Changes in Net Assets Available for Plan
    Participants for the Years Ended December 31, 1996,
      1995 and 1994                                                                               F-5 to F-7


  Notes to Financial Statements                                                                  F-8 to F-12


Supplemental Schedule:

 Schedule I. Investments                                                                                F-13







Note: Schedules other than that referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.


                                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of
   The Liz Claiborne Savings Plan:


We have audited the accompanying statements of net assets available for plan participants of the Liz Claiborne Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan participants for each of the three years in the period ended December 31, 1996. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan participants for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of investments is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. In addition, the Fund Information in the statements of net assets available for plan participants and the statements of changes in net assets available for plan participants is presented for purposes of additional analysis rather than to present the net assets available for plan participants and changes in net assets available for plan participants of each fund. The schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

New York, New York
June 27, 1997


                                                     LIZ CLAIBORNE SAVINGS PLAN

                                       Statement of Net Assets Available for Plan Participants

                                                       As of December 31, 1996


                                     INCOME      FEDERAL                 EQUITY         NEW        COMPANY
FUNDS                                ACCOUNT      INCOME      MUTUAL     INDEX      DIMENSIONS      STOCK            TOTAL
PLAN ASSETS
Investments at market value     $ 20,763,118 $ 2,106,225  $ 4,740,770 $ 11,986,514 $ 8,786,923  $ 10,296,867     $ 58,680,417
Accrued interest and dividends            --          --           --           --          --         2,256            2,256
Loans to participants                722,542     163,858      340,965      430,241     580,673       343,986        2,582,265

TOTAL PLAN ASSETS                 21,485,660   2,270,083    5,081,735   12,416,755   9,367,596    10,643,109       61,264,938


PLAN LIABILITIES
Due to Plan participants             153,851         --          --            --          --            --           153,851
Due to Plan sponsor-forfeitures      194,582          --         --            --          --            --           194,582

 TOTAL PLAN LIABILITIES              348,433          --         --            --          --            --           348,433

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS              $ 21,137,227 $ 2,270,083  $ 5,081,735 $ 12,416,755 $ 9,367,596 $  10,643,109     $ 60,916,505




                       The accompanying notes to financial statements are an integral part of this statement.




                                                     LIZ CLAIBORNE SAVINGS PLAN

                                       Statement of Net Assets Available for Plan Participants

                                                       As of December 31, 1995


                                     INCOME       FEDERAL               EQUITY         NEW        COMPANY
FUNDS                                ACCOUNT       INCOME     MUTUAL    INDEX      DIMENSIONS      STOCK            TOTAL
PLAN ASSETS
Investments at market value      $ 21,205,410 $ 1,616,348 $ 3,060,558 $ 9,064,721 $ 4,056,761   $ 7,603,404     $ 46,607,202
Accrued interest and dividends             --          --          --          --     180,568         1,378          181,946
Loans to participants                 572,422     166,918     294,062     341,518     361,661       268,779        2,005,360

TOTAL PLAN ASSETS                  21,777,832   1,783,266   3,354,620   9,406,239   4,598,990     7,873,561       48,794,508


PLAN LIABILITIES
Due to Plan sponsor-forfeitures       202,051          --        --           --          --            --           202,051

 TOTAL PLAN LIABILITIES               202,051          --        --           --          --            --           202,051

NET ASSETS AVAILABLE FOR
 PLAN PARTICIPANTS               $ 21,575,781 $ 1,783,266 $ 3,354,620 $ 9,406,239 $ 4,598,990   $ 7,873,561     $ 48,592,457




                       The accompanying notes to financial statements are an integral part of this statement.



                                                     LIZ CLAIBORNE SAVINGS PLAN
                                 Statement of Changes in Net Assets Available for Plan Participants
                                                For the Year Ended December 31, 1996


                                              INCOME       FEDERAL                 EQUITY       NEW           COMPANY
FUNDS                                         ACCOUNT      INCOME     MUTUAL       INDEX      DIMENSIONS       STOCK        TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                            $  789,013   $  12,903   $  24,138  $     27,141  $    35,951 $    38,660  $   927,806
Dividends                                          --     122,245     434,850          --        334,070     116,554    1,007,719
Securities Transactions:
 Proceeds                                  14,959,684     718,802   1,029,238     1,777,349    1,038,177   4,503,918   24,027,168
 Aggregate Adjusted Cost
  (Weighted Average Basis)                 14,843,581     731,738   1,004,693     1,634,643      957,037   4,271,577   23,443,269

    Net Gain (Loss)                           116,103     (12,936)     24,545       142,706       81,140     232,341      583,899


Changes in Unrealized Appreciation/
  Depreciation of Investments                 459,809     (25,593)     73,355     1,988,416      955,002   2,669,086    6,120,075

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:

Employer Contributions,net of forfeitures     464,391      151,618    324,069       344,517      479,809     251,896    2,016,300
Employee Contributions                      1,512,647      534,553  1,121,883     1,194,448    1,732,824     879,932    6,976,287
Employee Transfers                         (1,634,340)     (81,058)   191,450       282,438    1,877,952    (636,442)         --
Amounts Withdrawn by Participants          (2,146,177)    (214,915)  (467,175)     (969,150)    (728,142    (782,479)  (5,308,038)

 Change in Net Assets Available
  for Plan Participants                      (438,554)     486,817  1,727,115     3,010,516    4,768,606   2,769,548    12,324,048

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE          21,575,781    1,783,266  3,354,620     9,406,239    4,598,990   7,873,561    48,592,457

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE            $21,137,227   $2,270,083 $5,081,735   $12,416,755  $ 9,367,596 $10,643,109   $60,916,505


                       The accompanying notes to financial statements are an integral part of this statement.

                                                                 F-5


                                                     LIZ CLAIBORNE SAVINGS PLAN
                                 Statement of Changes in Net Assets Available for Plan Participants
                                                For the Year Ended December 31, 1995


                                                INCOME       FEDERAL                 EQUITY       NEW          COMPANY
FUNDS                                           ACCOUNT      INCOME       MUTUAL     INDEX      DIMENSIONS      STOCK       TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income                            $ 1,122,917   $  10,096    $   18,061  $   20,033  $     23,100  $  34,596  $1,228,803
Dividends                                           --      65,815       121,936        --         180,568    116,551     484,870
Securities Transactions:
 Proceeds                                    8,284,162     280,007       430,239   1,435,758       405,650  1,646,973  12,482,789
 Aggregate Adjusted Cost
  (Weighted Average Basis)                   8,161,651     273,642       401,317   1,223,681       357,307  1,642,150  12,059,748

    Net Gain                                   122,511       6,365        28,922     212,077        48,343      4,823     423,041


Changes in Unrealized Appreciation
  of Investments                               269,569      55,564       263,192   2,186,211       493,185  2,822,198   6,089,919

FROM CONTRIBUTION AND PAYMENT ACTIVITIES:

Employer Contributions,net of forfeitures      547,959      187,363      354,748     282,660       442,295    228,691   2,043,716
Employee Contributions                       1,896,647      627,755    1,129,910   1,014,653     1,429,228    740,023   6,838,216
Employee Transfers                          (1,833,389)     336,762      508,247     146,786       830,223     11,371         --
Amounts Withdrawn by Participants           (2,477,864)    (145,568)    (212,006)   (992,249)     (230,913)  (804,547) (4,863,147)

 Change in Net Assets Available
  for Plan Participants                       (351,650)   1,144,152    2,213,010   2,870,171     3,216,029  3,153,706   12,245,418

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, BEGINNING BALANCE           21,927,431      639,114    1,141,610   6,536,068     1,382,961  4,719,855   36,347,039

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE             $21,575,781   $1,783,266   $3,354,620  $9,406,239   $ 4,598,990 $7,873,561  $48,592,457


                       The accompanying notes to financial statements are an integral part of this statement.

                                                                 F-6


                                                     LIZ CLAIBORNE SAVINGS PLAN
                                 Statement of Changes in Net Assets Available for Plan Participants
                                                For the Year Ended December 31, 1994


                                  INCOME    FEDERAL              EQUITY        NEW                   MONEY     COMPANY
FUNDS                             ACCOUNT   INCOME     MUTUAL     INDEX    DIMENSIONS     EQUITY     MARKET     STOCK       TOTAL
FROM INVESTMENT ACTIVITIES:
Interest Income               $ 1,350,154  $ 3,809    $  7,451  $   7,098  $   8,622   $  23,523  $  20,958  $  21,790  $1,443,405
Dividends                         132,893    6,536      51,927     83,360     48,388      40,439         --    116,999     480,542
Securities Transactions:
 Proceeds                       1,755,381   16,681      20,660    705,526     79,340   5,674,096         --    354,147   8,605,831
 Aggregate Adjusted Cost
  (Weighted Average Basis)      1,752,741   16,773      20,989    683,828     81,448   6,034,489         --    401,331   8,991,599

    Net Gain (Loss)                 2,640      (92)       (329)    21,698     (2,108)   (360,393)        --    (47,184)   (385,768)

Transfer of assets              1,193,234       --          --  6,391,343        --   (6,391,343)(1,193,234)        --          --

Changes in Unrealized
  Appreciation/Depreciation
  of Investments                   (5,112)  (4,159)    (59,844)   157,474    (46,497)        --          -- (1,452,213) (1,410,351)

FROM CONTRIBUTION AND
  PAYMENT ACTIVITIES:

Employer Contributions,
  net of forfeitures              786,443   101,758    193,085    126,891    226,043     268,677     41,134    338,212   2,082,243
Employee Contributions          2,657,127   305,678    554,195    453,269    653,122   1,041,770    146,614  1,085,213   6,896,988
Employee Transfers               (361,642)  234,143    405,594   (393,367)   510,408     321,694   (128,107)  (588,723)        --
Amounts Withdrawn by           (2,733,141)   (8,559)   (10,469)  (311,698)   (15,017)   (639,434)  (109,169)  (742,202) (4,569,689)
  Participants

Change in Net Assets
  Available for Plan
  Participants                 3,022,596   639,114  1,141,610  6,536,068  1,382,961  (5,695,067)(1,221,804)(1,268,108)  4,537,370

NET ASSETS AVAILABLE
  FOR PLAN PARTICIPANTS,
  BEGINNING BALANCE           18,904,835         0          0          0          0   5,695,067  1,221,804   5,987,963  31,809,669

NET ASSETS AVAILABLE FOR PLAN
  PARTICIPANTS, ENDING BALANCE$21,927,431  $639,114 $1,141,610 $6,536,068 $1,382,961  $       0 $        0  $4,719,855 $36,347,039

                       The accompanying notes to financial statements are an integral part of this statement.

                                                                 F-7

                                            LIZ CLAIBORNE SAVINGS PLAN

                                           NOTES TO FINANCIAL STATEMENTS


(1)     Description of the Plan:

     The Liz Claiborne Savings Plan (as amended, the "Plan") was adopted by Liz Claiborne, Inc. (the "Company") effective January 1, 1985. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Administrative expenses are paid by the Company. The Plan is a trusteed, defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974,as amended ("ERISA"). The provisions of the Plan comply with the requirements of ERISA.

        Employees of the Company and certain of its wholly-owned subsidiaries who are not covered by certain collective bargaining agreements become eligible to participate in the Plan on the first of the month after they have attained the age of 21, have completed 12 consecutive months of service and have worked at least 1,000 hours during those 12 months.

        The Plan provides for contributions by the participating employees of amounts ranging from 1% to 15% of compensation, as defined in the Plan, and for contributions by the Company, which includes for purposes hereof, the Company and certain of its wholly-owned subsidiaries, equal to 50% of each participant's contributions, limited to the first 5% of compensation contributed. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code").

        The participants have access to their account information through a toll-free number and the ability to obtain current account balances, change contribution rates or investment elections, request a loan or receive specific information about fund performance on a daily basis. Participants may suspend elective contributions and enroll again at any time as long as they are eligible employees.

        Participants become vested in their Company matching contribution account based on their number of years of service with the Company. The vesting schedule is as follows:

                    Years of service                                    Vested
                    with the Company                                  Percentage
                       Less than 2                                            0%
                                 2                                           20%
                                 3                                           40%
                                 4                                           60%
                                 5                                           80%
                         6 or more                                          100%

        Participants' interest in their Company matching contribution account is fully vested and nonforfeitable in the event of death, disability or retirement at or after Normal Retirement Date (age 65).

        The portion of a participant's Company matching contribution account balance which is not vested at the time of separation of service with the Company is retained in the Plan. Pursuant to the terms of the Plan document, these forfeitures are used to offset any employer contributions for the current year or in the next succeeding year. For the years ended December 31, 1996, 1995 and 1994, forfeitures amounted to $194,582, $202,051 and $276,623, respectively.

        Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll it over to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately, or (i) if the balance is less than $3,500, distribution will be processed by December 31 of that year, or (ii) if the account balance is in excess of $3,500, in equal installments over a period from two to ten years, or (iii) if the account balance is in excess of $3,500 and the participant reaches age 65, distribution will be processed for December 31 of that year.

        As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal.

        Active participants may borrow up to 50% of their vested account balance and have multiple loans outstanding at one time. The minimum loan amount is $1,000 and the maximum amount is $50,000. The interest rate applicable to a loan is the prime rate at the time the loan is granted plus one percent. The rate in effect on December 31, 1996 was 9.25%.

        The participant has a choice of repaying the loan over a period between 12 to 54 months. Participants repay their loans through payroll deductions. In addition, any outstanding principal balance may be repaid in full on any business day. Upon termination of employment, the participant must repay the outstanding principal balance in full. In the event the loan is not repaid in full, it is treated as a taxable distribution.

        American   Express   Trust  Company   became  the  Plan's   trustee  and
        recordkeeper on July 1, 1994. Prior to that date, the trustee was First Fidelity Bank, N.A. and the recordkeeper was Buck Consultants.

(2)     Investment programs:

        Each employee may direct American Express Trust Company to invest their contributions in one or more of the following investment funds:

        Liz Claiborne Income Account - A fund consisting of fixed income contracts issued by insurance companies, previously purchased by the Plan, and investments in the American Express Trust Income Fund II. The fund's investment goal is to preserve principal while maximizing current income. The American Express Trust Income Fund II is a collective investment fund managed by American Express Trust Company. It invests mainly in fixed income contracts issued by insurance companies and banks, and other stable value contracts.

        The last contract purchased by the Plan will mature on October 20, 1997 and when it matures, the entire fund will consist solely of an investment in the American Express Trust Income Fund II.

        The rate of return on each participant's investment in the Liz Claiborne Income Account Fund is based on the mix of rates provided by the different contracts purchased by the Plan and the contracts and investments in the American Express Trust Income Fund II.

        IDS Federal Income - A diversified income mutual fund managed by American Express Trust Company which generally invests at least 65% of its assets in U.S. government and government agency securities. The fund may also invest in options on governmental securities, pools of mortgage loans issued by financial or non-governmental mortgage institutions, non-governmental mortgage related securities and debt, and cash and cash equivalents. The fund's investment goal is to seek a high level of current income and safety of principal consistent with investments in U.S. government and government agency securities.

        IDS Mutual - A diversified mutual fund managed by American Express Trust Company which invests in a balance of common stocks and senior securities (preferred stocks and debt securities), convertible securities, derivative instruments and money market instruments issued by U.S. and foreign companies. The fund's investment goal is to provide a balance of growth of capital and current income. No more than 65% of the fund's assets may be invested in common stocks and no less than 35% in senior securities, convertible securities, derivative instruments and money market instruments.

        American Express Trust Equity Index II - A fund managed by American Express Trust Company which invests primarily in common stock of U.S. companies upon which the Standard & Poor's 500 Stock Index is based. The fund's investment goal is to achieve a total rate of return as close as possible to that of Standard & Poor's 500 Index. This fund is a collective investment fund which invests primarily in the American Express Equity Index Base Fund. The fund may also invest in high-quality money market securities and stock index futures contracts.

        IDS New Dimensions - A diversified mutual fund managed by American Express Trust Company that invests primarily in common stocks of U.S. and foreign companies which the fund's manager believes to show potential for significant growth. The fund's investment goal is to provide long-term growth of capital. The fund also invests in preferred stocks, debt securities, derivative instruments and money market instruments.

        Liz Claiborne Company Stock - The fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange. The Company's contribution may also be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 8)

        A portion of any of the Plan's investment funds may consist of short-term interest bearing accounts to meet the distribution needs or administrative requirements of the Plan. The Company will generally make contributions to the Trustee as soon as administratively practicable after each biweekly pay date.

(3)     Investments:

        Investments  are  carried  at  market  value,   with  the  exception  of
        Guaranteed Investment Contracts held by the Liz Claiborne Income Account Fund which are carried at contract value which equals market value.

        Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not material. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan participants as of December 31, 1996 and 1995 are as follows:

                                                        1996         1995
        Metropolitan Life-Fixed Income Contracts   $ 6,167,924   $5,798,239
        John Hancock Life-Fixed Income Contract             --    4,843,771
        New York Life-Fixed Income Contract                 --    4,898,797
        American Express Trust Income Fund II       14,595,194    5,664,603
        IDS Mutual                                   4,740,770    3,060,558
        American Express Trust Equity Index II      11,986,514    9,064,721
        IDS New Dimensions                           8,786,923    4,056,761
        Liz Claiborne, Inc. Common Stock             9,854,744    7,278,575

        The Company and certain of its officers and directors are parties to several pending legal proceedings and claims. Although the effect of such litigation cannot be determined with certainty, management of the Company is of the opinion that the final outcome should not have a material adverse effect on the Company's results of operations or financial position or on the Plan's net assets.

(4)     Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(5)     Valuation of accounts:

        Participant's accounts are stated at market value at the end of each business day. In addition an investment adjustment reflecting accrued earnings is determined for each investment fund and is allocated among accounts entitled to share in the adjustment.

(6)     Realized and unrealized gains and losses

        Realized and unrealized gains and losses on plan assets are based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

(7)     Federal income taxes:

        On behalf of the Plan, the Company has received a favorable determination letter, dated March 4, 1996, from the Internal Revenue Service to the effect that the Plan is qualified under Section 401 of the Internal Revenue Code. Since the Plan is qualified, participants are not taxed on contributions or on the related earnings until they receive distributions from the Plan or default on their loan repayments. Additionally, the Plan is not taxed on its dividend and interest income or any capital gains whether realized or unrealized.

(8)     Plan termination:

        The Plan may be terminated at any time at the Company's sole discretion. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participant's account would fully vest. At this time, management has no intention to terminate the Plan.

(9)     Related party transactions:

        The members of the Plan's Administrative Committee currently serve in the following respective positions: Chairman of the Board and Chief Executive Officer; and Senior Vice President- Finance and Chief Financial Officer. One of the investment funds of the Plan invests exclusively in shares of the Company's Common Stock (Note 2). The Plan owned 255,139 shares of Common Stock at December 31, 1996, with a cost based on beginning market value of $7,188,164 and a market value of $9,854,744 and at December 31, 1995, owned 262,291 shares of Common Stock with a cost based on beginning market value of $4,456,514 and a market value of $7,278,575.

(10)     Reconciliation to Form 5500:

        As of December 31, 1996 and 1995,  there was $2,218,460 and  $1,166,681, respectively, of vested benefits payable to terminated participants that were paid in the first quarter of 1997 and 1996, respectively. These amounts are recorded as liabilities in the Plan's Form 5500; however, these amounts are not recorded as liabilities in the accompanying statements of net assets available for plan participants in accordance with generally accepted accounting principles.

        The following table reconciles net assets available for plan participants per the accompanying financial statements to the Form 5500 to be filed by the Company for the year ended December 31, 1996 and 1995:

                                                                                   1996             1995
                                                                               Net Assets       Net Assets
                                                              Benefits         Available for    Available for
                                                                Paid           Plan Benefits    Plan Benefits
         Per financial statements                           $5,308,038          $60,916,505     $48,592,457
         Accrued benefit payments                            2,218,460           (2,218,460)     (1,166,681)
         Reversal of 1995 accrual for
           benefit payments                                 (1,166,681)                 --               --
         Per Form 5500                                      $6,359,817          $58,698,045     $47,425,776


         As of December 31, 1996 and 1995, there was approximately $15,227,000 and $9,983,000, respectively, of vested benefits payable to terminated participants.

(11)     Other Information:

         There were no loans, fixed income obligations or leases which were either in default or classified as uncollectible during the years ended December 31, 1996, 1995 and 1994.


                                                     LIZ CLAIBORNE SAVINGS PLAN
                                                       Schedule of Investments                            SCHEDULE I
                                                       As of December 31, 1996


                                                                                                       COST BASED
                                                                        SHARES OR              ON BEGINNING               MARKET
FUNDS                                                                     UNITS                MARKET VALUE                VALUE
INCOME ACCOUNT
Metropolitan Life                                                        6,167,924           $  6,167,924             $  6,167,924
American Express Trust Income Fund II                                      889,809             14,135,385               14,595,194
                                                                                               20,303,309               20,763,118

IDS Federal Income                                                         423,022              2,131,818                2,106,225

IDS Mutual                                                                 351,741              4,667,415                4,740,770

American Express Trust Equity Index II                                     614,535              9,998,098               11,986,514

IDS New Dimensions                                                         424,325              7,831,921                8,786,923

COMPANY STOCK
Liz Claiborne, Inc. Common Stock                                           255,139              7,188,164                9,854,744
American Express Trust Money Market                                        439,617                439,617                  442,123
                                                                                                7,627,781               10,296,867
Total Investments                                                                             $52,560,342              $58,680,417


Loans to Participants, at interest rates ranging from 7% to 10%                              $  2,582,265              $ 2,582,265



